Exhibit 99.4

PENN WEST PETROLEUM LTD.

Certificate of an Officer

Subparagraph 2.20(c) of National Instrument 54-101

Communications with Beneficial Owners of Securities of a Reporting Issuer

(“NI 54-101”)

TO:	Alberta Securities Commission

    British Columbia Securities Commission

    Saskatchewan Financial Services Commission

    Manitoba Securities Commission

    Ontario Securities Commission

    Autorité des marchés financiers

    Nova Scotia Securities Commission

    New Brunswick Securities Commission

    Prince Edward Island Securities Office

    Securities Commission of Newfoundland and Labrador

RE: Annual and Special meeting of securityholders of Penn West Petroleum Ltd. (the “Company”) to be held on June 23, 2016 (the “Meeting”)

The undersigned, in his capacity as an officer of the Company and not in his personal capacity, hereby certifies for and on behalf of the Company, that the Company:

a)	made arrangements to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

b)	made arrangements to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

c)	is relying on Section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED this 24th day of May, 2016.

PENN WEST PETROLEUM LTD.

Per: (signed) “Mark Hawkins”

Mark Hawkins
Corporate Secretary and Senior Counsel